Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

November 24, 2008

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Market Wire on November 24, 2008 and filed on SEDAR.

Item 4.	Summary of Material Changes

On November 24, 2008, the Company provided an update on its financial outlook and its Rock Creek Project in Alaska. The Company announced the suspension of its Rock Creek mine and that the Company would not make the cash call payment due November 24, 2008 for its Galore Creek project. The Company also announced its acceptance of the resignation of Patrick Downey as a director of the Company, effective November 24, 2008 and the resignation of Carl Gagnier, the Vice President, Operations effective December 31, 2008.

Item 5.	Full Description of Material Change

As at November 24, 2008 NovaGold's unconsolidated cash position has decreased to approximately C$10 million. NovaGold entered into a secured bridge loan in September 2008 in the amount of US$20 million maturing on December 29, 2008. Under the terms of the secured bridge loan, any additional funds raised through debt or equity must first be used to repay such obligations. There can be no assurance that any strategic alternative or transaction will be successfully completed. If NovaGold is not able to raise additional cash in December, it will not have sufficient cash to meet its obligations.

NovaGold announced that it would not make the cash call payment for the Galore Creek Partnership, the entity which owns the Galore Creek project, for approximately C$1.9 million which was due on November 24, 2008. NovaGold will be approaching Teck Cominco to discuss alternatives relating to the settlement of the amount due. If NovaGold does not reach alternative arrangements with Teck Cominco or does not make the payment within five business days of receipt notice of such non-payment, its interest in the Galore Creek Partnership may be diluted to approximately 49.8% from its current 50% interest.

The Company has spent approximately US$30 million on its Rock Creek gold mine since August 31, 2008 and is approximately US$20 million over its most recent budget. The

Rock Creek gold mine received regulatory authorizations and began commissioning start- up in September 2008. NovaGold was required to complete a number of additional environmental and operational tasks in the following weeks and months to ensure compliance with environmental requirements for the mine. Complications have arisen in meeting these regulatory requirements and the federal and state regulators have provided notice that certain conditions in the previously granted permits have not been fully met. Though the Company continues to work with state and federal regulators to resolve these matters, if such issues are not addressed to the satisfaction to the regulators, NovaGold’s subsidiary could face financial penalties or have additional mitigation or monitoring requirements imposed. The Rock Creek mine has experienced unanticipated mechanical problems including an electrical failure with the milling circuit and the Company has ongoing concerns with the efficiency of the process and recovery circuit. These issues have been compounded by the effects of extreme arctic weather conditions experienced in Nome, Alaska. In mid October, NovaGold foresaw cash flow in 2009 from the Rock Creek mine of over C$25 million at the then prevailing gold price and exchange rates. The Company now does not expect the Rock Creek mine to generate significant net cash flow over the next six months using a gold price of US$750 per ounce and current exchange rates. As a result of expected further capital requirements and increased operating costs together with the uncertainty regarding the operation of the project and the resulting cash flow, the Company has decided to suspend operations at the Rock Creek mine. The cash flow from Rock Creek which the Company had intended to use to fund its ongoing obligations will therefore not be available. The regulatory consequences of a suspension are uncertain, however existing environmental requirements will continue to be met during this suspension. As part of its requirements under Canadian GAAP, the Company will be reviewing impairment testing for the project.

The Company also announced its acceptance of the resignation of Patrick Downey as a director of the Company, effective November 24, 2008 and the resignation of Carl Gagnier, the Vice President, Operations effective December 31, 2008.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Elaine Sanders
Vice President, Finance & Corporate Secretary
	Telephone:	(604) 669-6227
	Fax:	(604) 669-6272

Item 9.	Date of Report

December 1, 2008